EAST SHORE DISTRIBUTORS, INC.

1020 FOURTH AVENUE

WALL TOWNSHIP, NJ 07719

February 7, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:         East Shore Distributors, Inc. (the “Company”)

Request to Withdraw Form 8-A

(File No. 001-35757)

Ladies and Gentlemen:

The Company hereby requests to withdraw its Form 8-A for the Registration of Securities under Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 6, 2012. The Company initially filed such Form 8-A under Section 12(b) of the Exchange Act, however, the Company has not applied and does not presently plan to apply to register a class of securities on a national securities exchange, and therefore, is requesting to withdraw such registration. Accordingly, the Company is concurrently filing with the Commission a Form 8-A for the Registration of Securities under Section 12(g) of the Exchange Act.

Sincerely,

/s/ Alex Fridman
Alex Fridman Chief Executive Officer